

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Christine Hardy
Deputy General Counsel
Norfolk Southern Corp.
Three Commercial Place
Norfolk, VA 23510-9241

> **Re: Norfolk Southern Corp.**
> **Registration Statement on Form S-4**
> **Filed July 29, 2020**
> **File No. 333-240168**

Dear Ms. Hardy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James R. Burke